Exhibit 99.1

FILING OF 2004 AUDITED FINANCIAL RESULTS CEASE TRADE ORDER LIFTED

Montreal, Canada, June 6, 2005 –Mamma.com Inc. (the “Company”) (NASDAQ: MAMA) today announced that the Ontario Securities Commission (the “OSC”) has confirmed that the management and insider cease trade order (the “OSC Order”) imposed upon certain directors and officers of the Company has lifted. Pursuant to its terms, the OSC Order lapsed after the Company completed the filing of its 2004 audited annual financial statements on May 30, 2005.

The OSC Order was imposed when the Company was unable to file its 2004 audited annual financial statements on or before the March 31, 2005 deadline. The delay in filing was caused by the change of the Company’s auditors. The OSC allowed the Company until May 31, 2005 to file its audited financial statements. On May 30, 2005 the Company also filed its unaudited interim financial statements for the quarter ended March 31, 2005.

The Company is now in full compliance with all securities regulatory filing requirements to this date.

About Mamma.com Inc.

Mamma Media Solutions TM is focused on providing quality information retrieval on the Internet through its metasearch engine and is a leading provider of integrated marketing solutions to online advertisers. For more information, visit www.mammamediasolutions.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the United States Securities and Exchange Commission and the Ontario Securities Commission and include but are not limited to the extent to which the results of the SEC investigation or the purported securities class action law suits negatively affect the Company. The Company expressly disclaims any intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.

FOR INFORMATION PLEASE CONTACT:

Guy Fauré President and CEO Mamma.com Inc. Telephone Toll Free: (888) 844-2372 Telephone Local: (514) 908-4346 Email: guy@mamma.com
Web site: www.mammainc.com

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